Exhibit 99.1

Concordia Healthcare to Host Third Quarter 2015

Results Conference Call

TORONTO – October 30, 2015 – Concordia Healthcare Corp. (“Concordia” or “the Company”) (NASDAQ: CXRX) (TSX: CXR) today announced it will release its third quarter 2015 financial results after market close on Thursday, November 12, 2015.

The Company will subsequently hold a conference call on Friday, November 13, 2015, at 8:30 a.m. ET hosted by Mr. Mark Thompson, Chairman and Chief Executive Officer and other senior management. A question-and-answer session will follow the corporate update.

CONFERENCE CALL DETAILS

DATE:	Friday, November 13, 2015

TIME:	8:30 a.m. ET

DIAL-IN NUMBER:	(647) 427-7450 or (888) 231-8191

TAPED REPLAY:	(416) 849-0833 or (855) 859-2056

REFERENCE NUMBER:	63897714

This call is being webcast and can be accessed from the Concordia website at www.concordiarx.com or by going to:

http://event.on24.com/r.htm?e=1079241&s=1&k=3E6FE7E07AEC172E56AC488060A22DA8

An archived replay of the webcast will be available for 90 days.

About Concordia

Concordia is a diverse, international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs. The Company has a strong international footprint with sales in more than 100 countries, and has a diversified portfolio of more than 200 well-established off-patent molecules. Concordia also markets orphan drugs through its orphan drug division, currently consisting of Photofrin® for the treatment of certain rare forms of cancer, which is currently undergoing testing for potential new indications.

Concordia operates out of facilities in Oakville, Ontario; Bridgetown, Barbados; Roanoke, Virginia; London, England; and Mumbai, India. Pinnacle Biologics, Inc. is located in Chicago, Illinois.

For more information, please visit www.concordiarx.com or contact:

Marija Mandic

Concordia Healthcare Corp.

905-842-5150 x 240

mmandic@concordiarx.com